U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF

PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Computershare Trust Company of Canada

B.	(1)	This is (check one):

		☒	An original filing for the Filers.

		☐	An amended filing for the Filers.

	(2)	Check the following box if you are filing this Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrants:	Canadian Pacific Railway Limited
Canadian Pacific Railway Company

Form type:	Form F-10

File number (if known):	333-257215

Filed by:	Canadian Pacific Railway Limited
Canadian Pacific Railway Company

Date filed (if filed concurrently, so indicate): June 21, 2021 (concurrently with Form F-10)

D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

800, 324-8th Avenue S.W. Calgary, Alberta Canada T2P 2Z2

E.	The Filer designates and appoints Computershare Trust Company, NA (“Agent”) located at:

6200 S. Quebec Street Greenwood Village, Colorado 80111

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (the “Commission”); and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees in connection with its status as trustee with respect to securities registered on Form F-10 listed above in item C to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10 listed above in item C, the securities to which the Form F-10 listed above in item C relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on this 10th day of June, 2021.

COMPUTERSHARE TRUST COMPANY OF CANADA
Filer

By:	/s/ Shannon Grover
	Name:	Shannon Grover
	Title:	Manager, Corporate Trust

By:	/s/ Laura Nicklom
	Name:	Laura Nicklom
	Title:	Associate Trust Officer, Corporate Trust

This statement has been signed by the following person in the capacity indicated on June 21, 2021.

COMPUTERSHARE TRUST COMPANY, NA As agent for Service of Process for COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Lee A. Meier
	Name:	Lee A. Meier
	Title:	Asst. V.P. – Relationship Manager